Exhibit 99.1

Lianhe Sowell International Group Ltd. Signs Strategic Cooperation Agreement with Subsidiary of Chery Group Holding Company to Advance Intelligent Equipment in China’s Automotive Aftermarket

SHENZHEN, CHINA, September 22, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of industrial machine vision products and solutions in China, today announced that it has entered into a strategic cooperation agreement (the “Agreement”) with Kumquat Technology Co., Ltd. (“Kumquat Technology”), a subsidiary of Chery Group and the operating entity for its nationwide network of 1,000 4S stores, to promote intelligent equipment solutions across China’s automotive aftermarket.

Under the Agreement, the two companies will collaborate on intelligent equipment solutions covering 24 automotive aftermarket processes. Lianhe Sowell will provide complete sets of intelligent operating equipment, while Kumquat Technology will provide supporting automotive parts. The parties will also leverage their respective resources and capabilities to promote the solutions in the domestic market.

Kumquat Technology serves as the operating entity for Chery Group’s nationwide network of 1,000 4S stores, providing automotive aftermarket products and services through its extensive distribution and service network. Under the Agreement, Kumquat Technology will leverage this network to promote Lianhe Sowell’s intelligent equipment products to partner stores and downstream customers.

As part of the cooperation, demonstration sites for Lianhe Sowell’s intelligent equipment will be established at selected locations provided by Kumquat Technology, offering Kumquat Technology’s partner customers opportunities to experience the equipment and supporting product promotion.

Beyond the domestic market, the parties intend to explore overseas opportunities, with Kumquat Technology leading market development and operations and Lianhe Sowell providing products and technical support. The cooperation will also include cross-channel promotion of Kumquat Technology’s automotive aftermarket parts to Lianhe Sowell’s industry customers.

“We are pleased to establish this strategic cooperation with Kumquat Technology and expand the application of our intelligent equipment solutions across the automotive aftermarket,” said Mr. Yue Zhu, Chief Executive Officer and Director of the Company. “By combining Kumquat Technology’s automotive industry resources, channel network and aftermarket capabilities with our capabilities in intelligent equipment and industrial automation, we believe this cooperation can support the adoption of intelligent solutions across automotive aftermarket operations. We look forward to working together to develop a scalable model for intelligent upgrades in China and explore additional opportunities in international markets.”

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214